

October 19, 2010

Mr. Deepak Danavar
President and Chief Executive Officer
iBOS Inc.
4879 E. La Palma Avenue, Suite 201
Anaheim, California 92807

> **Re:** **iBOS Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 6, 2010**
> **File No. 333-161365**

Dear Mr. Danavar:

        We have reviewed your amended filing and have the following comment. Where
indicated, we think you should revise your document in response to this comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a revision
is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure.

Interim Financial Statements for the Period Ended June 30, 2010 and 2009, page 51

Notes to the Interim Financial Statements, page 55

Note 7 – Commitments and Contingences, page 62

1. We note that on April 26, 2010, you entered into an agreement with an unrelated third
    party in which you are required to pay $13,000 for a term of 12 months, $6,500 of which
    is payable upon signing of the agreement and the remaining $6,500 is due and payable
    within 90 days from the date of signing. We further note that you are amortizing the
    $13,000 over the 12 month term of the agreement. Please tell us and revise this footnote
    to explain in more detail what this contract is for and why it is appropriate to record the
    expense evenly over the term of the agreement. Additionally, as it appears that this will
    represent a new material expense incurred by you, please confirm to us that you will
    address this new material expense when explaining the resulting increase in your
    expenses in MD&A in future filings.

Mr. Deepak Danavar
iBOS Inc.
October 19, 2010
Page 2

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank J. Hariton, Esq.
        1065 Dobbs Ferry Road
        White Plains, NY 10607
        Via facsimile to (914) 693-2963